SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jaime Buenahora Febres-Cordero

Consul General of the Republic of Colombia in the City of New York

10 East 46th Street

New York, New York 10017

Copies to:

Wanda J. Olson

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Colombia on Form 18-K for the year ended December 31, 2002 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Execution Copy of the Underwriting Agreement, dated as of January 13, 2004 between the Republic of Colombia and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Exhibit 2:	Form of 8.125% Global Bonds due 2024

Exhibit 3:	Execution Copy of Amendment No. 1, dated January 21, 2004, to the Fiscal Agency Agreement, dated September 28, 1994, between the Republic of Colombia and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Fiscal Agent.

Exhibit 4:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance and Public Credit with respect to the 8.125% Global Bonds due 2024.

Exhibit 5:	Opinion of Cleary, Gottlieb, Steen and Hamilton with respect to the 8.125% Global Bonds due 2024

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report or amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá D.C., Colombia on the 21st day of January 2004.

By:	/s/ Juan Ricardo Ortega López

Juan Ricardo Ortega López Acting Minister of Finance and Public Credit In Charge of the Duties of the Minister of Finance and Public Credit

EXHIBIT INDEX

EXHIBIT 1:	Conformed Copy of the Underwriting Agreement, dated as of January 13, 2004 between the Republic of Colombia and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

EXHIBIT 2:	Form of 8.125% Global Bonds due 2024

EXHIBIT 3:	Conformed Copy of Amendment No. 1, dated January 21, 2004, to the Fiscal Agency Agreement, dated September 28, 1994, between the Republic of Colombia and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Fiscal Agent

EXHIBIT 4:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance and Public Credit with respect to the 8.125% Global Bonds due 2024

EXHIBIT 5:	Opinion of Cleary, Gottlieb, Steen and Hamilton with respect to the 8.125% Global Bonds due 2024